Exhibit 99.1

Concord Medical Receives Government Approval to Establish Free-Standing Radiotherapy Cancer Center in Datong City

BEIJING, October 27, 2014 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), an operator of specialty cancer hospitals and the largest network of radiotherapy and diagnostic imaging centers in China, today announced that the Company has received relevant government approvals to establish a free-standing radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center (“Datong Center”) in Datong City, Shanxi Province.

Datong Center, a 100%-owned subsidiary of Concord Medical, will provide advanced, best-practice diagnostic and radiotherapy services with 100 beds once the construction of the facility is completed. It will be the first free-standing center in the Concord Medical network. Construction is expected to begin in November 2014 and the center will be operational in 2015. The center will be registered as a specialty cancer hospital with required departments, including radiation, imaging, test laboratory, inpatient, and nursing. This center will apply to join the local social insurance coverage. This free-standing center facility is an important step of the Company’s broader strategy to build a nationwide chain of free-standing cancer treatment and diagnosis centers in the future.

Datong City is located 350 kilometers west of Beijing and is considered the “Coal Capital” of China. It is the commercial and industrial hub of Shanxi Province, with a population of 3.35 million in the city and over 7 million people in the neighboring areas. According to Datong Health Bureau, in 2012 cancer accounted for 30.03% of the total number of deaths in Datong. The top-3 male cancer incidences were lung cancer (38.71%), stomach cancer (12.06%), and liver tumors (9.85%). The top-3 female cancer incidences were breast cancer (20.02%), bronchus and lung cancer (10.66%), and cervical cancer (10.45%).

Dr. Jianyu Yang, Chairman and CEO of Concord Medical, commented, “We are very pleased to announce our first free-standing radiotherapy cancer center. This is a significant step in our plan to open a network of free-standing centers that provide diagnosis and radiotherapy services. Datong City represents a strategic opportunity for our first free-standing center. Currently, we are managing a radiotherapy center in a local hospital in Datong, where we have good doctor resources and a strong market network. We intend to utilize our existing resources to provide the highest quality of radiotherapy services for patients.”

“In the coming years, we plan to selectively transform our current centers within existing hospitals into free-standing self-owned centers,” concluded Dr. Yang. “As healthcare reform is implemented in China, we will capitalize on the opportunity and rely on our technical advantages and experience to expand our free-standing radiotherapy cancer center network in areas in which we have existing resources and strong patient demand.”

About Concord Medical

Concord Medical Services Holdings Limited is an operator of specialty cancer hospitals and the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2014, the Company operated a network of 141 centers with 81 hospital partners that spanned 56 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please seehttp://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

SOURCE Concord Medical Services Holdings Limited